

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-Mail
Bernard Sjauta
President and Chief Executive Officer
Global Holding International
4921 Birch Street
Suite 110
Newport Beach, California 92660

> **Re: Global Holding International**
> **Registration Statement on Form S-1**
> **Filed December 24, 2014**
> **File No. 333-201254**

Dear Mr. Sjauta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash and prepaid expenses with a related party. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on

Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

3. It appears that "HydraPour," a trademarked device sold by HydraPouch LLC, may already be available for sale in the market. Please confirm whether, to your knowledge, HydraPouch LLC's device is the same as Velara Inc.'s "Hydra Pour." If not, please disclose management's views on the importance of the "Hydra Pour" name to the Company and on the potential for, and effect of, trademark or other intellectual property litigation. See Item 101(h) of Regulation S-K. Please also include a risk factor discussing the same.

Form S-1 Cover Page

4. It appears you intend to offer the securities on a continued basis pursuant to Rule 415. If that is the case, please check the applicable box on the cover page.

Prospectus Summary, page 3

General Introduction, page 3

5. Please either tell us why you believe you do not need to file your contract with Velara Inc. as a material contract pursuant to Item 601(b)(10) of Regulation S-K or file the contract with your next amendment.

6. Here, and throughout the prospectus, as applicable, please disclose whether Mr. Sjauta will be paid interest on the funds he loans to you if funds raised in this offering are not sufficient to pay for your operating plan and registration costs.

Risk Factors, page 13

7. You indicate that "[o]n March 29, 2014, Global Holding International entered into a formal contract with Velara to manufacture and supply its handheld water filter system." But elsewhere, you indicate that the manufacturing of the product will be accomplished for Velara by a third party. Please revise to clarify the identity of the manufacturer.

Use of Proceeds, page 17

8. In the scenario where you assume 100% of the shares offered are sold, the uses of proceeds exceed the net proceeds. Please revise.

9. Please note Instruction 3 to Item 504 of Regulation S-K requires that if any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, you must state the amounts and sources of such funds needed

for each such specified purpose and the sources thereof.   Please provide such disclosures or tell us why you believe the disclosures are not required.

10. You indicate that Mr. Sjauta orally agreed to conditionally fund the Company for a certain period of time. Please either tell us why you believe you do not need to file a written summary of this oral contract pursuant to Item 601(b)(10) of Regulation S-K or file a written description of the contract as an exhibit with your next amendment. Please see Regulation S-K C&DI 146.04, available on our website.

Plan of Distribution, page 19

11. Please file as an exhibit the form of subscription agreement you plan to use. Please see Item 601 of Regulation S-K.

Management's Discussion and Analysis, page 22

Product Function, page 23

12. You indicate that you intend to raise "additional permanent capital" through "debt instruments such as bank loans, or private financing." Please explain what you mean by "permanent" capital and explain how debt instruments, bank loans, or private financing would qualify as such.

Description of Business, page 29

General Overview, page 30

13. You disclose that the registration expenses are $10,000 and $18,000; please revise, clarifying which figure is correct.

Description of Products, page 31

14. Beginning on page 31, you provide "brief overviews of the many different aspects relating to the products and services offered by Velara Inc.," including what appears to be a portion of a patent application. Please help us to understand how this information is relevant to you and your business plan or revise your disclosure to remove it.

Packaging, page 34

15. Please either tell us why you believe you do not need to file your contract with Velara Inc. to package your product as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or file it as an exhibit with your next amendment.

Management, page 38

16. You disclose that Mr. Sjauta is a promoter. Please provide the disclosure required by Item 404(d)(2) of Regulation S-K.

17. You disclose that Mr. Sjauta is the president of Zen Water Systems, LLC, which appears to be a competitor or potential competitor of the Company. Please provide further details about Zen Water Systems, LLC, including whether it is your competitor and the types of conflicts of interest that may arise. Please also revise your risk factors to include this disclosure, along with appropriate disclosure about the potential related risks.

Interest of Management and Others in Certain Transactions, page 41

18. Please clarify, if true, that the enumerated paragraphs are exceptions to the statement at the beginning of this section that you do not have any related party transactions. In addition, as to each enumerated transaction, please provide the information required by Item 404(a) of Regulation S-K. Please refer to Item 404(d)(1) of Regulation S-K for the applicability of Item 404(a) to your filing.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 2 – Going Concern, page F-9

19. Please note that the use of going concern financial statements, as opposed to financial statements which assume liquidation, is predicated on the disclosure of a viable plan that has the capability of removing the threat to the continuation of the business. The plan should enable you to remain viable for at least the 12 months following the most recent balance sheet date and the disclosure should include the amount of minimum proceeds necessary to remove the threat to continuation of the business. Please revise your disclosures accordingly. Refer to Section 607.02 of the Codification of Financial Reporting Policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Attorney Advisor, at 202-551-3621, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Dennis Brovarone, Esq.